
02003935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC FILE NUMBER
8-23686
8-41387

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


3/7/02
RECD S.E.C.
MAR 1 2002
080

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ROBINSON & LUKENS, INC.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

1451 Dolley Madison Blvd. Suite 320
(No. and Street)

MCLEAN (City) VA (State) 22101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Suzanne McQueeney (703) 848-9898
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1700 K STREET, NW, SUITE 504, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 18 2002
THOMSON FINANCIAL


FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

3/15/02

OATH OR AFFIRMATION

I, J. Colin Atkins, Jr., swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of Robinson & Lukens, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:



Signature

President

Title

27 February 2002
State of Virginia County of Fairfax
Jane Nichols
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

ROBINSON & LUKENS, INC.

STATEMENT OF FINANCIAL CONDITION

AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
WASHINGTON, DC 20006

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Robinson & Lukens, Inc.
McLean, VA

We have audited the accompanying statement of financial condition of Robinson & Lukens, Inc., at December 31, 2001. This financial statement are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Robinson & Lukens, Inc., at December 31, 2001, in conformity with generally accepted accounting principles.

William Batdorf & Company, P.C.

February 22, 2002

ROBINSON & LUKENS, INC.

MCLEAN, VA

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2001

ASSETS

Current Assets	
Cash in Banks	
General Funds	$ 167,194
Reserve Funds Deposited for Benefit of Customers	83,129
Receivable from Customers	20,547
Securities Owned - Market Value	953,372
	1,224,242
Other Assets	
Stock Exchange Membership (Market Value $85,000) - Cost	50,000
Deposits	68,488
Secured Demand Note	100,000
Other Assets	11,238
	229,726
Total Assets	$ 1,453,968

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Customers' Credit Balances	$ 7,999
Payable to Brokers	-
Payable to Clearing Organization	510
Other Current Liabilities	68,685
	77,194
Subordinated Borrowings	
Secured Demand Note Collateral Agreement	100,000
Stockholders' Equity	
Common Stock (Authorized 10,000 Shares, Issued and Outstanding 6,100 Shares)	305,000
Retained Earnings	971,774
	1,276,774
Total Liabilities And Stockholders' Equity	$ 1,453,968

The accompanying notes are an integral part of this financial statement.

ROBINSON & LUKENS, INC.

MCLEAN, VA

NOTES TO FINANCIAL STATEMENTS

AT DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Philadelphia Stock Exchange, the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC). Robinson & Lukens, Inc. was incorporated in 1988.

NOTE 2 - ACCOUNTING POLICIES

Security transactions are recorded on settlement date. The effect on net income of using a settlement date basis versus a trade date basis for recording securities transactions is not material. Securities owned are recorded at market value with any unrealized appreciation or depreciation included in current operating income.
Fixed assets are carried at cost ($29,750), less accumulated depreciation. Depreciation is determined in accordance with accelerated cost recovery methods over the estimated useful lives of the assets. At December 31, 2001 all fixed assets were fully depreciated.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of amounts on deposit with federally insured financial institutions in checking and money market accounts. Total cash on deposit at December 31, 2001, and during the year then ended exceeded the federal deposit insurance limits. The Company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

NOTE 4 - CAPITAL REQUIREMENTS

The Company is subject to the net capital rule of the Securities and Exchange Commission. The rule requires that the Company's ratio of "aggregate indebtedness," as defined, to "net capital," as defined, not exceed 15 to 1. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was .15 to 1, and net capital was $1,164,300 as compared to the required minimum net capital of $250,000.

NOTE 5 - LEASE COMMITMENTS

The Company is committed under a lease for office space which expires on April 30, 2005. Under this agreement the total future minimum lease payments at December 31, 2001 was $203,453 over the remaining term of the lease and $59,002 is due over the next 12 months.

(Continued)

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 7 - INCOME TAXES

The Company has elected to file income tax returns as a subchapter S Corporation as defined in the Internal Revenue Code. Generally, a S Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

NOTE 8 - SUBORDINATED BORROWINGS

Borrowings under subordination agreements at December 31, 2001 is as follows:

Secured Demand Note Collateral Agreement 2%, Due December 31, 2002	$ 100,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 9 - RESERVE FUNDS DEPOSITED FOR THE BENEFIT OF CUSTOMERS

Cash segregated in special reserve bank accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission at December 31, 2001 was $83,129.

NOTE 10 - PENSION PLAN

The Company has a Simplified Employee Pension Plan. Discretionary contributions are made to individual accounts of eligible employees. Employees meeting certain age and service requirements participate in the plan. At December 31, 2001 the Company had accrued a contribution to the plan of $28,360.

(Continued)

ROBINSON & LUKENS, INC.

MCLEAN, VA

NOTES TO FINANCIAL STATEMENTS (Continued)

AT DECEMBER 31, 2001

NOTE 11 - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market values as follows:

Money Market Mutual Funds	$ 152,399
Mutual Funds	7,888
State and Municipal Obligations	86,354
Corporate Stocks	706,731
Total	$ 953,372

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
WASHINGTON, DC 20006

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Robinson & Lukens, Inc.
McLean, VA

Gentlemen:

In planning and performing our audits of the financial statements of Robinson & Lukens, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Robinson & Lukens, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

William Bathoff & Company, P.C.

February 22, 2002

TELEPHONE
(202) 331-1040

WILLIAM BATDORF & COMPANY, P.C.

FACSIMILE
(202) 659-1293

CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
WASHINGTON, DC 20006

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Robinson & Lukens, Inc.
McLean, VA

Gentlemen:

In planning and performing our audits of the financial statements of Robinson & Lukens, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Robinson & Lukens, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

William Balthof & Company, P.C.

February 22, 2002